UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38538

electroCore, Inc.
(Exact name of registrant as specified in its charter)

150 Allen Road, Suite 201

Basking Ridge, NJ 07920

(973) 290-0097
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share reserved for issuance pursuant to the 2019 Employee Stock Purchase Plan (the “Plan”)
(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.001 Per Share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record under the Plan as of the certification or notice date: 0.*

* Explanatory Note: In accordance with the approach taken in Emerson Electric Co., SEC No-Action Letter (January 5, 1994), the registrant is suspending its reporting obligations pursuant to Section 15(d) of the Securities Exchange Act of 1934 as to its Common Stock reserved for issuance pursuant to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, electroCore, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ELECTROCORE, INC.

Date: March 30, 2020	By:	/s/ Brian Posner
		Name:	Brian Posner
		Title:	Chief Financial Officer